Exhibit 99.1

Sierra Metals Reports First Quarter 2019 Production Results

TORONTO--(BUSINESS WIRE)--April 15, 2019--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to report first quarter 2019 production results featuring the highest level of quarterly throughput to date at its Cusi Mine in Mexico.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver Mines in Mexico.

First Quarter 2019 Production Highlights

  Silver production of 0.7 million ounces; a 16% increase from Q1 2018
  Lead production of 7.0 million pounds; a 10% increase from Q1 2018
  Gold production of 1,986 ounces; a 2% increase from Q1 2018
  Copper production of 7.7 million pounds; a 4% decrease from Q1 2018
  Zinc production of 16.4 million pounds; a 10% decrease from Q1 2018
  Zinc equivalent production of 50.6 million pounds; a 7% increase from Q1 2018
  Record quarterly throughput at the Cusi Mine in Mexico
  Production lost during the illegal strike action at Yauricocha should not materially affect the Company’s annual production guidance

The Company achieved record quarterly throughput from the Cusi Mine, and the third highest quarterly throughput from the Bolivar Mine, continuing the successful production increases realized in Mexico during 2018. Consolidated production of silver increased 16% to 0.7 million ounces, copper declined 4% to 7.7 million pounds, lead increased 10% to 7.0 million pounds, zinc declined 10% to 16.4 million pounds, and gold increased 2% to 1,986 ounces compared to Q1 2018.

The Yauricocha Mine experienced a 14% reduction in throughput during Q1 2019 compared to Q1 2018 due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during March 2019. Regular operations at the mine and mill resumed on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance. Despite the reduction in throughput, higher head grades and recoveries for all metals, except gold head grades, realized at Yauricocha resulted in a 3% increase in zinc equivalent pounds produced during Q1 2019 compared to Q1 2018.

At Bolivar, a 14% decline in copper head grades, and slightly lower silver and gold recoveries, offset the increase in silver and gold head grades, and copper recoveries, and resulted in an 7% decrease in copper equivalent pounds produced during Q1 2019 compared to Q1 2018. At Cusi, throughput reached approximately 815 tonnes per day (“tpd”) during Q1 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q2 2019. The 165% increase in throughput realized during Q1 2019 resulted in a 64% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Igor Gonzales, President and CEO of Sierra Metals, commented: “The Company has started 2019 with solid production results despite an illegal strike action which occurred at our Yauricocha Mine. This can be attributed to in part to stronger performance from our Mexican Mines including record production at the Cusi Mine where we are reaping the benefits of operational improvement programs and the initial stage of mill expansion at both the Cusi and Bolivar Mines. The Company has also initiated scoping studies which are expected by mid-year 2019 to analyze future operational production increases and continue development at all three Mines. We are also working to update the NI 43-101 Technical Reports with an updated report expected at the end of Q2-2019 for the Yauricocha Mine, and at the end of Q4-2019 for the Bolivar and Cusi Mines.

Yauricocha, as noted above did experience an illegal strike action which impacted production in Q1-2019, however, on an annualized basis any production lost during should not materially affect the Company’s annual production guidance. Additionally, the Company is working with experts from SRK on new sublevel cave and block cave technique plans which are expected to optimize operations and continue to improve the whole asset moving forward.

Consolidated Production Results

Consolidated Production	3 Months Ended			2019 Guidance
	Q1 2019	Q1 2018	% Var.	Low	High

Tonnes processed (mt)	568,401	557,710	2%
Daily throughput	6,496	6,374	2%

Silver ounces (000's)	691	594	16%	3,730	4,176
Copper pounds (000's)	7,732	8,090	-4%	45,000	50,400
Lead pounds (000's)	6,954	6,312	10%	25,500	28,600
Zinc pounds (000's)	16,421	18,214	-10%	72,400	81,100
Gold ounces	1,986	1,952	2%	8,100	9,000

Silver equivalent ounces (000's)(1)	3,988	4,394	-9%	19,478	21,812
Copper equivalent pounds (000's)(1)	21,767	23,445	-7%	107,035	119,858
Zinc equivalent pounds (000's)(1)	50,562	47,209	7%	261,545	292,880

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed 233,814 tonnes during Q1 2019, representing a 14% decrease from Q1 2018. The decline in throughput was due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during March 2019. Regular operations at the mine and mill will resume on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance.

Despite the decrease in throughput realized at Yauricocha during Q1 2019, higher head grades and recoveries of all metals, except gold head grades, were realized which resulted in a 3% increase in zinc equivalent metal production compared to Q1 2018. The higher lead head grades and lead production realized during Q1 2019 was the result of increased production from the cuerpos chicos that contained higher lead grades during the quarter. Higher copper head grades resulted from the inclusion of certain copper-enriched zones at Esperanza, polymetallic ore from the Central Mine Zone, and a small inclusion of polymetallic ore from the cuerpos chicos.

The significant increases in silver, copper and lead head grades and recoveries resulted in a 1% increase in silver ounces produced, a 4% increase in copper pounds produced, and a 9% increase in lead pounds produced in Q1 2019, despite the lower throughput.

A summary of production from the Yauricocha Mine for Q1 2019 is provided below:

Yauricocha Production	3 Months Ended
	Q1 2019	Q1 2018	% Var.

Tonnes processed (mt)	233,814	271,389	-14%
Daily throughput	2,672	3,102	-14%

Silver grade (g/t)	63.51	59.52	7%
Copper grade	1.00%	0.89%	13%
Lead grade	1.45%	1.24%	17%
Zinc grade	3.56%	3.45%	3%
Gold Grade (g/t)	0.55	0.61	-9%

Silver recovery	77.23%	70.50%	10%
Copper recovery	74.80%	70.22%	7%
Lead recovery	88.19%	81.51%	8%
Zinc recovery	89.51%	87.94%	2%
Gold Recovery	18.09%	15.77%	15%

Silver ounces (000's)	369	366	1%
Copper pounds (000's)	3,863	3,727	4%
Lead pounds (000's)	6,605	6,069	9%
Zinc pounds (000's)	16,421	18,144	-9%
Gold ounces	753	835	-10%

Zinc equivalent pounds (000's)(1)	35,911	34,767	3%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices:

$16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed 263,238 tonnes in Q1 2019, representing a 1% increase over Q1 2018. Average daily throughput realized during the quarter was approximately 3,000 tpd, and the Company expects to reach 3,600 tpd during Q2 2019. The 14% decline in copper head grades, and slightly lower silver and gold recoveries, offset the increase in silver and gold head grades, and copper recoveries, and resulted in an 7% decrease in copper equivalent pounds produced during Q1 2019 compared to Q1 2018. In Q1 2019, copper production decreased by 11% to 3,869,000 pounds, silver production increased 8% to 130,000 ounces, and gold production increased 5% to 1,100 ounces compared to Q1 2018.

Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019. During the rest of 2019, target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase throughput at the plant.

A summary of production for the Bolivar Mine for Q1 2019 is provided below:

Bolivar Production	3 Months Ended
	Q1 2019	Q1 2018	% Var.

Tonnes processed (mt)	263,238	259,375	1%
Daily throughput	3,008	2,964	1%

Copper grade	0.81%	0.95%	-14%
Silver grade (g/t)	19.47	17.85	9%
Gold grade (g/t)	0.19	0.18	8%

Copper recovery	82.24%	80.65%	2%
Silver recovery	79.14%	80.91%	-2%
Gold recovery	67.87%	70.94%	-4%

Copper pounds (000's)	3,869	4,363	-11%
Silver ounces (000's)	130	120	8%
Gold ounces	1,100	1,048	5%

Copper equivalent pounds (000's)(1)	5,083	5,450	-7%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

Cusi Mine, Mexico

At Cusi, throughput reached approximately 815 tonnes per day (“tpd”) during Q1 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q2 2019. The 165% increase in throughput realized during Q1 2019 resulted in a 64% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Silver production of 192,000 ounces increased 78%, gold production of 133 ounces increased 94%, and lead production of 349,000 pounds increased 44% in Q1 2019 compared to Q1 2018.

A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q4 2019, which will include a maiden reserve estimate for the mine. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine.

A summary of production for the Cusi Mine for Q1 2019 is provided below:

Cusi Production	3 Months Ended
	Q1 2019	Q1 2018	%Var.

Tonnes processed (mt)	71,349	26,945	165%
Daily throughput	815	308	165%

Silver grade (g/t)	105.27	143.47	-27%
Gold grade (g/t)	0.15	0.18	-12%
Lead grade	0.30%	0.48%	-39%
Zinc grade	0.32%	0.51%	-38%

Silver recovery	79.53%	86.69%	-8%
Gold recovery	37.53%	45.26%	-17%
Lead recovery	75.21%	84.21%	-11%
Zinc recovery	0.00%	23.44%	-100%

Silver ounces (000's)	192	108	78%
Gold ounces	133	69	94%
Lead pounds (000's)	349	243	44%
Zinc pounds (000's)	0	71	-100%

Silver equivalent ounces (000's)(1)	224	136	64%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au.

Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

Quality Control

All technical data contained in this news release has been reviewed and approved by Gordon Babcock, P.Eng., Chief Operating Officer and a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Americo Zuzunaga, MAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP (Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, floods, labour disruptions, explosions, cave-ins, weather conditions and criminal activity; commodity price fluctuations; higher operating and/or capital costs; lack of available infrastructure; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits and the inability to replace reserves; fluctuations in the price of commodities used in the Company’s operations; risks related to foreign operations; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; risks relating to outstanding borrowings; issues regarding title to the Company’s properties; risks related to environmental regulation; litigation risks; risks related to uninsured hazards; the impact of competition; volatility in the price of the Company’s securities; global financial risks; inability to attract or retain qualified employees; potential conflicts of interest; risks related to a controlling group of shareholders; dependence on third parties; differences in U.S. and Canadian reporting of mineral reserves and resources; potential dilutive transactions; foreign currency risks; risks related to business cycles; liquidity risks; reliance on internal control systems; credit risks, including risks related to the Company’s compliance with covenants with respect to its BCP Facility; uncertainty of production and cost estimates for the Yauricocha Mine, the Bolivar Mine and the Cusi Mine; and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Note Regarding Reserve and Resource Estimates

All reserve and resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (“SEC”). The differences between these standards are discussed in our SEC filings. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

CONTACT:
For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:
Mike McAllister
V.P., Corporate Development
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com
or
Gordon Babcock
Chief Operating Officer
Sierra Metals Inc.
+ 1 (416) 366-7777
or
Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777